May 9, 2014

Via EDGAR

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street North East

Washington, D.C. 20549-3561

Attn: Mr. John Reynolds

 Assistant Director

Re:	Millennium Healthcare Inc.
Amendment to Form 10
Filed March 7, 2014
File No. 000-5509

Ladies and Gentlemen:

This letter confirms that Millennium Healthcare Inc. will respond to the comment letter from the staff of the Securities and Exchange Commission, dated March 21, 2014 by May 16, 2014.

If you have any questions, please feel free to contact Andrea Cataneo, Esq. of Sichenzia Ross Friedman Ference LLP (212 930-9700).

                   Sincerely,

MILLENNIUM HEALTHCARE INC.

/s/ Dominick Sartorio, CEO

Dominick Sartorio, Chief Executive Officer

400 Garden City Plaza, Suite 440   *   Garden City, New York 11530

Phone: 516-628-5500  *  516-628-5400